Exhibit 13

PRELIMINARY TERM SHEET

FOR COMMON STOCK OF

FIRST LIGHT BANCORP

First Light Bancorp (the “Company”) has filed an offering statement relating to the securities described in this Preliminary Term Sheet (“Term Sheet”) with the U.S. Securities and Exchange Commission pursuant to Regulation A.

The information contained in this Term Sheet is subject to amendment.  This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

The Company owns 100% of The Commerce Bank (the “Bank”).  Both the Company and the Bank maintain headquarters located at 20 NW 4th Street Evansville, Indiana 47708.  The directors and management of the Company and the Bank are focused on providing traditional ‘hometown’ community bank services, emphasizing the establishment of personalized long-term financial relationships with individuals and small businesses who value the availability of working with experienced, local decision makers.  The President and Chief Executive Officer of the Company is Thomas L. Austerman.

The Offering:

1,538,462 Shares, or approximately $10 million, of Common Stock of the Company consisting of $5 million to be sold to investors residing in south central Indiana and north central Kentucky (including but not limited to the residents of Clark, Floyd, Harrison, and Scott Counties in Indiana and Jefferson, Bullitt, Oldham, and Shelby Counties in Kentucky) (the “Clarksville Offering”) and $5 million to be sold to existing shareholders of the Company as of September 22, 2015 (the “Rights Offering”). The Offering is being sold directly by the Company, and is not being underwritten. The Shares are being offered pursuant to Regulation A under the Securities Act of 1933 and applicable state securities laws.

The Clarksville Offering is conditioned upon the sale of at least 769,231 Shares, or gross proceeds of at least $5 million. All proceeds will be held in an escrow account until this minimum is achieved. If this minimum is not achieved, no subscriptions will be accepted by the Company in the Clarksville Offering and the money will be returned, without interest, to those who have subscribed.

The closing of the Rights offering is not conditioned upon the sale of any minimum number of Shares.

Purchase Price:	The Board of Directors of the Company has established the Purchase Price at $6.50 per share of Common Stock.

Minimum and Maximum Purchase Limitations for the Clarksville Offering:

The minimum subscription per individual or entity in the Clarksville Offering is 3,077 Shares or $20,000.50. A purchaser in the Clarksville Offering will be entitled to purchase a maximum of 92,307 Shares or $599,995.50.

Reasons for Offering:

The Company and the Bank are committed to maintaining high capital levels in order to allow for additional growth, increase the Bank’s competitive position through increased lending limits and enhance the Bank’s ability to take advantage of opportunities which may arise from time to time.

In addition, management believes the Bank has an opportunity to establish a presence in the Clark and Floyd County, Indiana banking market. In this respect, the Bank has received approval to open a banking office at 1122 Veterans Parkway, Clarksville, Indiana. If the Company does not sell at least 769,231 shares in the Clarksville Offering, the Clarksville Offering will not close and the Bank will not open the new banking office.

As such, because of the growth of the Bank and the proposed opening of the new banking office in Clarksville, management believes it is beneficial to increase the Bank’s capital at this time in order to better support this growth and anticipated growth.

Use of Proceeds:

The net proceeds of the Clarksville Offering will be used to support the proposed banking office of The Commerce Bank at Clarksville and the proceeds of the Rights Offering will be used primarily to increase the capital accounts of the Bank.

The foregoing provides a summary of the proposed offering terms, and is subject to adjustment at any time.  No money or other consideration is currently being solicited, and if sent in response, will not be accepted. No offer to buy the Securities can be accepted and no part of the purchase price can be received until the Offering Statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.  An indication of interest made by a prospective investor involves no obligation or commitment of any kind.

A copy of the most recent version of the Preliminary Offering Circular may be obtained at http://www.sec.gov/Archives/edgar/data/1653596/000110465915066581/0001104659-15-066581-index.htm